Crowdera

Crowdera is a freemium fundraising SaaS platform that does not charge commission

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FAVORITES

This is an era where a thinking machine can power a thinking mind to care for the life on this planet. Crowdera exists because we care for the life on this planet and because we believe that doing good should not be penalized!

Chet Jain Founder @ Crowdera

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OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. In 5th year. Continues to offer commission free fundraising. Now offering SaaS model.
2. 10000+ users, 1500+ global nonprofit and charitable causes supported.
3. Kicks in 2 level deep network effect with our team fundraising framework that goes two level deep. Website, Campaign, team member campaign.
4. Global Partnership with Hubspot, AWS, Google, WePay, RazorPay and more
5. Business model to generate substantial SaaS revenue without charging commissions.
6. All causes are automatically aligned with United Nations Sustainable Development Goals.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Chet Jain
Founder
Entrepreneur with experience in Corporate Development and Business Development, Founder of FundEdu

Chaitanya Atreya
CTO & Co-Founding Advisor
Columbia & Wharton Full-stack Technologist - focus on designing and developing large scale distributed systems

Rich Matsuura
Co-Founding Advisor
Leadership and Innovation at Crowdera in Technology and Customer Engagement, Co-Founder of PandaTree

Harsha Bhat
VP Engineering

Guarav Wankar
Software Engineer
Experienced in JAVA (Full Stack), GRAILS, HTML, MySQL, Java, CSS, JavaScript, jQuery, REST API, SEO

Prasad Dhale
Software Engineer
GH Raisoni Institute of Information Technology and Computer Research

Digant Sutaria
Compliance Manager
KYC, AML, & Financial Compliance

Bethun Bhowmik
VP Fundraising Operations

Kshitij Ingle
Director - Central India Operations
Expert in Recruitment, Marketing Research, Nonprofit Management, Crowdfunding, and Sales

Why people love us

I have been associated with Crowdera since the inception of Sukarma Foundation. Our mission just effortlessly aligns with Crowdera's philanthropic approach of not charging commissions and helping us fundraise from donors around the world. I really wish more volunteers join our fundraising team on Crowdera, so we can take our movement nationwide.

Maya Vishwakarma
'Pad Woman' who started a menstrual health movement by distributing free sanitary pads in India

I have never seen a man so committed to humanity and helping others. His life history is a living example of how business and humanity can co-exist.
Digant Sutaria Other Family Member

He's passionate, driven and has very high integrity. He has a perfect understanding of how tech and business intesect.
Anil Advani Investor

See more on Buzz

Some of our investors

Thomas Kerns
Ex-Investment Banker, 10 years with Deutsche bank and currently a Philanthropist

Rajkumar Velgapudi
Serial Entrepreneur, E&Y Entrepreneur of the year Awardee

Pramod Jain

Manish Satnaliwala

Anil Advani

In the news

Downloads

Crowdera Intro 1 .mp4

The Story of Crowdera

Online fundraising caught on with Kickstarter around 2009-10 as thousands of NGOs found a viable way to connect to donors and volunteers. Several crowdfunding platforms mushroomed the world over. Some catered to individuals, some to organizations, some to specific causes, and so on. My previous startup, FundEdu too evolved to be a commission based platform for education fundraising. It was in mid 2014, tired of charging commissions, I finally exited from FundEdu to pursue a bigger mission of creating a forever commission free platform.

Free resonated with Nonprofits: Yes! No Donor Dipping!

After having worked at eBay, Paypal, Pearson, Ness, Indecomm and founding & exiting FundEdu in Silicon Valley, I realized that all crowdfunding platforms were aping the Kickstarter model of charging commissions from NGOs for simply hosting campaigns created. Those commissions were eating into the donations — donor dippings as it is called — and affecting small-and-mid-sized NGOs. It was also keeping several donors at bay. Crowdera now offers commission free platform that offers donation & rewards based fundraising solution.

> *We originally created Crowdera in October 2014 with one simple, yet powerful goal in mind: to be the world's first truly free fundraising platform. By never charging commissions on campaigns, we ensured that more donor dollars go towards actually solving the issues that matter. Our super amazing journey has just begun.*


WELCOME TO CROWDERA
FREE
WORLDS #1
TRULY FREE
ONLINE
FUNDRAISING
PLATFORM
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From building emergency shelters for rescued victims of sex trafficking, to providing education and safety to girls affected by the Haiti earthquake, to sending hundreds of kids from financially disadvantaged families in India to school, Crowdera is the fundraising platform of choice for numerous charitable organizations and individuals who have successfully transformed their noble causes into a reality.

- $5M+ Revenue Booked via $70M in Customer Fundraising Goals.

- 7500+ Nonprofits, Individuals & Organization

- 50K+ Lives impacted

- Donations Spanning 60+ Countries

- 10,000+ Platform Users

- Platform Live in 150+ Countries **AND GROWING EVERY DAY!**

Read on to learn how Crowdera is completely rewriting the rules to crowdfunding for social good in the 21st century.

> *"The not-for-profit fundraising campaigns are being run on social networks and donations are being made on mobiles. This digital era has empowered fund-seekers and donors alike... Most fundraisers need help in execution of their campaigns and here Crowdera, with its value-added services, has emerged as the trusted partner in helping fundraisers chart their journey."*
> *- Anil Advani, Leading Startup Attorney from Silicon Valley*

We had to look East!

Running a company from California without charging commissions was a challenge, so we decided to experiment and continue building product from India. Indian media loved it and our move got a lot of media coverage. Our clients grew and our product evolved to serve global nonprofits with low cost of operations.

> *Crowdera is well on its way to facilitating, if not creating, a 'giving economy' by connecting do-gooders and those who need help on its platform. And it's sure to find many takers, for there is nothing quite like the joy of giving, is there?*
> *- YourStory Media*

Many medical fundraisers in India used our Indian platform, NGOs & Charities in India loved it.

A very well known filmmaker from India, Rajat Kapoor used our platform in India to crowdfund for his next film.


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A lot of media attention in India.


Featured in...

We were invited to by many share our fundraising wisdom with nonprofits & social entrepreneurs.


Entrepreneur
Startups


CHET JAIN
Founder & CEO, Crowdera
SAURABH ARORA
CEO & Founder, Lybrate
VISHWAS MUDAGAL
CEO & Co-Founder, GoodworkLabs
TARUN MEHTA
Co-founder & Chief Executive Officer,

Our Indian company today is one of the largest nonprofit funding portal in India. And we're constantly developing.

Our next big release will be custom giving websites with comprehensive fund deployment, CSR syndication, employee engagement features for Foundations and Corporates.

> *Crowdera: This Crowdfunding Platform Is Creating A 'Giving Economy' By Connecting Do-Gooders With Those In Need*
> **- Inc**42, *Leading Online Startup Magazine in India*

How does the platform make money?

Although our crowdfunding platform is fee-free, our SaaS offering is freemium subscription based business model and will help us to generate substantial revenue per customer. Moreover, our latest few partnerships have brought down our operational expenses substantially.


TEAM FUNDRAISING
CREATES, NETWORK EFFECT, BOOSTS TRUST & IMPROVES BRAND PERCEPTION
Proprietary software to engage volunteers, donors, supporters to seamlessly fundraise for a common purpose.
EVENTS & GALAS
ORGANIZE CORPORATE & SOCIAL FUNDRAISING EVENTS & GALAS
Marathons, Walkathons, Online & Offline Fundraising Events (& Competition), Corporate Giving & CSR Syndication & More
One Framework Multiple Applications
crowdera
DONATION COMPLAINCE
Customize and send donation receipts to global donors
AI CHAT BOTS
Engage with your social media connects via AI to convert them to donors
CSR FUND SYNDICATES & more
Corporate fundraising syndicate engaging their employees & extended crowd network
CROWDFUNDING
FUELING CAUSES & DREAM – FREE
Crowdfunding tools are completely free for fundraisers and donors. Live in 200+ Countries, Donors from 60+ Countries, 3500+ Campaign Hosted, 100K+ Lives Impacted.

Our IP is in progress. We've filed trademarks for the Crowdera logo (approved), name (approved), and slogan and we're working on filing a few patents soon for our unique group fundraising creating 2-level deep network effect and corporate giving process.


Revolutionize Your Fundraising Forever
Unlimited Fundraising Websites and Campaign
Multi Channel Donor Outreach Platform
Comprehensive Donor Management
Two Level Deep Network Effect
Global Outreach Across 195 Countries
AI Powered Chatbots for Donations
Donations Button and Widgets
Private Fundraising and Syndication
Dashboards, Analytics and Reporting
Tax Receipts Automation and Complaince

Key Partnerships & Talks. We have inked partnerships with major media houses, pr firms, and marketing channels including **AWS, Hubspot, Stripe, Google Cloud, Vodafone, Brand Capital, Jumper.ai, Civic** and more to support the promotional needs of our paid customers. We have also initiated or initiating partnership discussions with United Nations, Google, Facebook, and some major Global Foundations.

Trusted By...

Up Next:

Our biggest objective now is to bolster our customer acquisition efforts and amplify our brand. To achieve these goals, we're focused on the following initiatives:

- Make **Customer Success** Team serving via email, chat & calls **24x7**

- Build a **SaaS Sales Team t**o reach North American and Indian nonprofits.

- Secure partnerships with Google to help nonprofits secure and manage Adwords grant.

- UN partnership: launching a program to align Crowdera's #GivingEconomy development goals with United Nation's sustainable development goals.

- Traditional PR, conferences, community engagement, and influencer marketing.

Now we are back to help American Nonprofits with our new AI Powered SaaS Platform!

We've supported over 1500 fundraisers primarily from India and nearly one hundred from the US and other countries. Now we are getting back our focus on helping and working with the US 501(c)3 organizations.

Loved By 1500+ Organizations Across the Globe

We're a social enterprise on a mission to fund 20,000 nonprofits by 2025.

We're also a team of compassionate hustlers ourselves. Hello! Thanks for choosing us!



Investor Q&A

What does your company do?

We help nonprofits and social innovators raise money for what matters to them via AI powered syndicated (group/team) fundraising efforts. Our AISaaS Platform takes care of many things for the fundraiser including donor outreach, sending the donation receipts automatically, creating visually appealing donation websites and campaigns via our extremely intuitive story builder, manage all donor communication from a single dashboard, and even marketing and PR support for fundraising campaigns.

Where will your company be in 5 years?

We want to be the future of fundraising for what matters to fundraisers. One stop solution for american and global nonprofits for their comprehensive fundraising and donor outreach+management needs.

Why did you choose this idea?

This is an era where a thinking machine can power a thinking mind to care for the life on this planet. Crowdera exists because we care for the life on this planet and because we believe that doing good should not be penalized!

What would you do with the money you raise?

Improve our customer success product & service experience helping more nonprofits amplify their impact. Hire more evangelists and customer success managers (sales+delivery) to reach more nonprofits in need of our support. And start our journey towards profitability without dipping into donor dollars.

What are your future plans with Crowdera?

Crowdera has already kept its promise of offering a fee-free crowdfunding platform for causes and dreams of innovators and individuals in over 150 countries. We are committed to keeping this platform free for life. We have also built a set of software to aide nonprofit fundraising and corporate charitable giving.

The next step for us is to leverage the new era of collaboration between powerful thinking machines and compassionate humans. Our goal is to help humans scale their nonprofit initiatives by increasing the efficiency of the fundraising processes powering them with Artificial Intelligence and Machine Learning. Our new AI-powered fundraising SaaS technology will help North American & Indian (eventually global) nonprofits to amplify their fundraising results by automating most of the fundraising processes and making donor outreach process more intelligent. We generally are the first to bring innovation in this space, but we always aim to be known for our customer empathy and service.

What is the commitment of Crowdera for the life on this planet?

Crowdera does not show any bias in selecting campaigns it allows and supports. So we welcome almost everyone without gender, race or cause bias. We have supported nonprofits, filmmakers, musicians, startups and individuals. Having said that fundraisers/campaigns have to adhere to our #GoGreen policies that are aligned with United Nations Sustainable Development Goals. In a nutshell, no campaign on our platform should mean any harm to humans, animals or life on this planet.

Do we directly help any causes or the underprivileged section of the society?

Yes, We do! we have our Director of Giving position in India to reach out to the grassroots for identifying several projects for the underprivileged section of the society and align such causes with nonprofits that have partnered with us. We also have our own foundation where I am personally committed to donating 50% of my personal networth for causes aligned with UN SDG 1,2,5, 10 & 17. My personal support goes to empowering the disabled and underprivileged women for gaining sustainability for their lives.